9/3


03029733

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Winzen

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

FILE NO. 82- 1173

FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE : 9/4/03

82-1173

BUILDING A BETTER TOMORROW

winzen

AUG 29 2003

ARS
3-31-03

Annual Report 2003

CORPORATE PROFILE

WINZEN Properties Inc. ("Winzen" or the "Company") is a diversified real estate business engaged in residential development, rental property investment, property management and brokerage. The Company develops mid-sized residential properties, and owns and manages a portfolio of properties in the Greater Toronto Area. Winzen owns two residential apartment buildings containing 189 units; 44,500 square feet of commercial/ industrial space; and residential development land. The Company's objective is to increase the level of low-rise residential construction by acquiring and developing multiple sites of less than one hundred units. To realize superior financial returns for its shareholders by enhancing the value of its investment real estate and by making opportunistic investments in new rental and development properties.



CONTENTS

FINANCIAL HIGHLIGHTS

The following table and graphs present summary financial information for WINZEN for the years ended March 31, 2003, March 31, 2002 and March 31, 2001.

	Year Ended 2003	Year Ended 2002	Year Ended 2001
Total Revenue	**$ 15,434,521**	$ 14,279,450	$ 9,962,842
Operating Income	**$ 3,258,023**	$ 1,317,934	$ 1,014,039
Net Income	**$ 2,065,918**	$ 441,991	$ 206,207
Net Income Per Share	**$ 0.21**	$ 0.05	$ 0.02
Total Assets	**$ 21,843,984**	$ 17,759,914	$ 19,727,207



28
24
20
16
12
8
4
0
($'s in millions)
21.8
17.8
19.7
2003
2002
2001

Total Assets



28
24
20
16
12
8
4
0
($'s in millions)
15.43
14.28
9.96
2003
2002
2001

Total Revenue



5
4
3
2
1
0
($'s in millions)
3.26
1.32
1.01
2003
2002
2001

Operating Income

REPORT TO SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to present the Company's results of the year ended March 31, 2003. It has been another successful year for Winzen. It is the seventh straight year of profit before amortization and a year that saw total revenue increase eight percent over the prior year to $15.4 million and operating income increase significantly to $3.3 million.

This year's results have been influenced by the sale of the Maple Avenue high-rise site, which was held for over twenty years by the Company. The sale generated a profit of $1,070,474. In addition, 17 rental units from the Grande Regency were sold in the year resulting in a profit of $891,561. The one remaining unit in the Grande Regency was sold in June 2003. These transactions combined to increase profits significantly higher on a one time basis.

We continued to successfully maintain the pace of residential development. The 68-unit Sheldon Point by the Creek project was substantially completed by the end of May 2003 and the closing of 31 units occurred by the year-end. The majority of the remaining units were sold during the year and closed in June 2003. This later than anticipated closing was due to a severe winter and a later than expected condominium registration. In addition, 22 homes in the Manors of Everett were sold in the year. The Westway apartment building continued to provide increasing revenue. In general, operating results from the apartment investments were better this year with less ongoing repair and upgrade costs in the year. Revenue continued to increase at 144 Kennedy Road in Brampton from built-in lease escalations.

We are driven by creating value for our shareholders by achieving higher returns on equity and managing the risk to our capital. To meet this objective, the Maple Avenue property sale allowed us to sign an agreement to acquire a 75-lot single family home subdivision immediately north of Sheldon Point in Burlington, in August 2002. A deposit of $900,000 has been given on the property and closing is expected in August 2003 on completion of services by the vendor. Construction of the 75-unit single family home project - Applewood Orchards - is expected to be completed by December 2004, and 20 units are expected to sell and close by March 2004.

The sale of the Grande Regency units allowed us to acquire a townhouse site for 73 units in Cambridge, Ontario, which closed in September 2002. Servicing started on the property after the year end and a full marketing campaign will start in the fall of this year. The profits from the Manors of Everett project allowed the purchase of a new Everett site - Silver Brooke. Sales of the 32-lots at this site are expected over the next two years.

We continue to achieve growth from the solid asset base of core property holdings and steady development cash flow established in the last few years. We are focused on our strategy of continuing to increase our level of development activity of small residential development projects. We are confident of ongoing steady demand in the markets we operate in for future sales. With our prudent management and sound financial condition, we expect that the Company will continue to maintain the current level of development in 2004. Going forward, our priority is to add to our investment portfolio to balance our development activities whenever an opportunity to acquire a property for value enhancement arises.

The significant achievements of the past year would not have been possible without the dedication of our employees and the support of our building trades. On behalf of the Management and the Board of Directors, we would like to thank them for their continued support.

Sincerely,

Victor Zenkovich
Chairman

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

MANAGEMENT DISCUSSION AND ANALYSIS

Company Highlights for the Fiscal Period Ending March 31, 2003

Overview

- The Company increased real estate sales revenue to $11.6 million compared to $11.4 million in 2002 with 72 units closed in each year.
- Winzen improved operating income to $3.26 million compared with $1.32 million in 2002, primarily due to the land sale of the Maple Avenue property and sale of Grande Regency units.
- Rental operations revenue decreased to $2.44 million from $2.63 million due to the sale of rental units in the Grande Regency.

Real Estate Sales

- The Sheldon Point by the Creek project contributed significantly to revenue, with just over $5.8 million dollars in sales revenue for the 31 units that closed in the year. The remaining 37 townhouses have been sold and will close primarily in the first quarter of next year.
- The Company completed the sale of 22 units in The Manors of Everett by March 31, 2003. The Company will continue to build homes as they are sold and expects that the project will be sold out by the spring of 2004. There continues to be a good demand and limited supply for this type of residence in the Alliston area.
- The Company sold 17 units in the Grande Regency for revenue of $2.6 million. The remaining unit was sold after the year end.
- The Company closed the sale of the Maple Avenue property on June 28, 2002 at $1.07 million profit over book value. Cash proceeds of $1.2 million were received and were utilized to acquire a new 75 home development site in Burlington.
- The final two units in Silver Creek were sold for $325,000.

Rental Properties

- The Kennedy Road property gross income increased by 3% in the year to $431,436. There were four changes in tenants during the year and some minor vacancies. Market rents continue to support rent escalations for both the retail and industrial space, supporting continued revenue growth.
- The Westway property was improved during the year at an expense of $38,000 with carpet replacement being the major item. Rental income of $1.13 million in 2003 was 3.9% higher than in 2002. A total of 28 units turned over during the year. Higher market rents continued to be achieved on turnover.
- At the 837 Queenston Road property, gross income increased by $25,926 to $719,376. Net operating income improved significantly due to lower utility costs and lower repairs and maintenance, together with higher revenue.

Property Development

- In April 2002, the Company signed an agreement of purchase and sale to acquire a 73-unit townhouse site named "Millcreek by the Grand" in Cambridge, Ontario for $1.5 million. The closing occurred on September 23, 2002. During the year the Company worked on obtaining site approval for its concept plan and preparing marketing material.
- The Company signed an agreement in August 2002 to acquire a 75-lot single-family site in Burlington, Applewood Orchards, to follow the completion of the Sheldon Point project. A deposit of $900,000 has been paid on the property and a model has been constructed. Closing is expected to occur in August 2003. Construction is expected to start in the summer of 2003.
- In October 2002, the Company with its Everett partner signed an agreement to acquire Silver Brooke, 32 serviced estate lots north of Everett for $1.8 million. During the year, 10 lots were purchased and the balance were expected to be purchased after completion of the road and servicing by the vendor. In August 2003, a model was partially constructed on the site and subsequently sold after the year end.

Company Outlook for the Fiscal Year Ending March 31, 2004

Overview

- Winzen expects its cash flow from operations to continue at a similar level to the current year (excluding the impact of the Maple Avenue and Grande Regency unit sales in 2003). Management has a high level of confidence in reporting continued earnings in 2004.

Real Estate Sales

- Sheldon Point will contribute significantly to revenue, with just over $6 million dollars in sales for the remaining units in the project. The remaining 37 units out of 68 units are expected to be sold and closed before year-end.
- The Company expects to close over ten units in the Manors of Everett project in the year. At the time of this report seven were sold.
- At the Applewood Orchards single-family site of 75 homes, the Company expects to sell and close 20 homes by March 31, 2004 with the majority closing in the following year.
- The Company expects to complete the sale of seven units in Silver Brooke in 2004. Three homes were sold at the time of this report.
- The Company's last unit in the Grande Regency has been sold and will close in March 31, 2004.

Rental Properties

- Revenue from rental properties will continue to increase in 2003 from normal course increases, adding continued growth to the Company's earnings. The Company will follow the practice of incurring a high level of repair and upgrade costs, reducing current earnings but increasing the long-term revenue and profit potential for these properties. Increasing utility costs will continue to impact earnings.

Property Development

- Millcreek by the Grand - The Company was servicing the 73 unit townhome site in June 2003. It is expected construction will start in the fall of 2003 and some sales will close by March 31, 2004. It is expected the majority of closings will occur after March 31, 2004 based on expected construction completion.

The Company is also reviewing investment real estate properties on an ongoing basis to add to the Company's portfolio. The Company seeks to acquire properties that can be better managed and improved to achieve higher revenue growth and returns.

COMPANY OPERATIONS

Winzen is a holding company, which, through its subsidiaries, carries on the business of development and acquires and holds rental properties for investment. The primary subsidiaries are Winzen Corporation Limited, which holds the majority of the Company's rental real estate and Winzen Real Estate Limited, which is the operating company for fee-generated income from management and commission services. Development projects are built utilizing different subsidiaries for each project.

Development

The Company participated as an investment partner in a number of construction projects throughout the greater Metropolitan Toronto area in the 1970's. In the late 1980's, it began to develop on its own.

The Company has an 18-year history in developing residential properties in the Burlington area. One small commercial property was also built in this period. The Company's two chief officers have directed the Company over this period in its development activities. Acting as the general contractor, the Company contracts the trades necessary on a project basis, along with internal staff required. The focus will continue to be to develop multiple smaller residential projects of between fifty to one hundred units that offer a good profit margin and a shorter turnaround time. This strategy helps to manage development risk along with diversifying geographically beyond Burlington in the Greater Toronto Area.

Rental Operations

The Company has acquired rental properties to provide a steady source of revenue. Rental properties are managed directly by the Company. The stable revenue from rental operations balances less predictable revenue flow from development properties, which is generated from sale closings. Moderate income growth is expected from rent increases and decreases in interest expense as debt is repaid. The Company seeks to add to its rental portfolio properties that offer steady revenue growth and future appreciation.

Property Management

The Company has a long history of managing commercial, industrial and residential properties for others for a fee. In addition to the monthly management fee, the Company earns fee income from arranging mortgage financing and commission income for securing a tenant for the owner. This has provided the Company with a stable source of income. In addition, managing different types of properties in different locations has enabled the Company to keep abreast of current developments in different real estate markets. It is expected the management fee revenue will continue to decrease as the Company focuses on acquiring and developing its own properties.

Brokerage

The Company acts as a broker for itself and its existing clients in the purchase and sale of properties. Two officers of the Company are real estate brokers. In the current real estate market, the earning of commissions is more difficult as the listing brokers are co-operating less in the sale of high quality investment properties due to a shortage of supply. Winzen does not actively pursue the listing of properties for sale. The Company lists individual condominium units for sale for itself and its management clients on an ongoing basis. Winzen continues to seek out suitable properties for investment utilizing its brokerage abilities. While the brokerage ability is of great importance to the Company internally, commission income from third parties is expected to remain at an insignificant level.

Sheldon Point by the Creek, Burlington

This property was acquired in May of 2001 for $1.6 million to build 68 townhomes. The Company developed a site plan that was approved by the City of Burlington to allow 8 freehold semis, 11 freehold townhomes, a 35-unit townhome condominium and a 14-unit townhome condominium. Construction started in April 2002. Thirty-one townhomes closed during the year between November 2002 and March 2003. Costs incurred on the remaining 37 townhomes, inclusive of the land, at March 31, 2003, were $4.9 million.



The Manors of Everett, Everett

The Everett property was acquired in October 1997 for $275,000. Servicing was completed in the spring of 2001 on part of the property for 47 homes. During the course of the year, twenty-two sales were closed. Of the remaining lots ten homes were sold in the prior year and seven homes have been sold subsequent to the year end. It is expected that a sell-out will occur within a 12-month period from the time of this report. The Company has a 50% interest in the property. Everett is a small town just west of Alliston, one hour north of Toronto. Driving distance to the western border of Alliston is approximately seven minutes. Alliston is experiencing solid growth due to the trend of strong growth north of Toronto and the influence of the Honda plant on the local economy. The property is approximately 70 acres and is partially located in the town of Everett and zoned hamlet residential.

The value of the undeveloped remaining land, of approximately 30 acres, would increase significantly with the approval of a communal septic system by the various governmental agencies, allowing a second phase of 50 to 80 lots to proceed. The Company has hired consultants to obtain residential zoning for the balance of the land. It is expected that the process would take two years with no guarantee of a favourable outcome.

Millcreek by the Grand, Cambridge

The Millcreek property is a 73-unit townhouse site in Cambridge, Ontario. The property is located in the core of the former town of Galt, which is now part of Cambridge. The Region of Waterloo and the City of Cambridge have a program to waive all development charges and permit fees in the core area to encourage development. The property was purchased for $1.5 million in September 2002, consisting of $500,000 in cash and a $1 million two year vendor take back mortgage with no interest in the first year. During the year, the Company worked on site plan approval and marketing materials for the site. Servicing commenced after the year-end will be complete by July 2003. A building permit for a model home has been applied for and is expected to be ready in October 2003. A full marketing campaign will commence on completion of the model.

Silver Brooke Estates, Everett

This estate subdivision of 32 large lots of over an acre was acquired in October 2002. The lots back onto or front a proposed nine hole golf course the vendor is developing. The lots were purchased on a serviced basis for $55,000 per lot. The vendor provided a mortgage of 75 percent for three years with no interest in the first year. Only ten lots were closed during the year as roads and service needed to be completed on the balance of the lots. The balance of the lots are scheduled to close on completion of servicing at the end of August 2003. The Company built one model at year end. Four units were sold in the project including the model, which are scheduled to close after the year end.

Applewood Orchards, Burlington

In August 2002, the Company signed an agreement to purchase 75 serviced single family home lots for



$6 million. Closing was to take place on completion of roads and services. A $4.5 million vendor take back mortgage of three years with no interest in the first year was given, with the balance of the purchase price in cash. At year end, $900,000 in deposits were given and registered on title as a mortgage to assist the vendor in servicing the property. Servicing is expected to be completed at the end of June 2003 and closing of the property after final registration in August 2003. The Company has a model home on the property and is marketing the property as Applewood Orchards.

Longueuil, Quebec

The property in Longueuil consists of residential single-family home lots that were zoned in the mid 1970's. The property was formerly in St. Hubert prior to the amalgamation of the Montreal South Shore communities. In 1978, the government of Quebec declared an Agricultural Protection Zone along the St. Lawrence River and the property fell within this zone. The property is located on the south shore of the Montreal urban area. The city of Longueuil is connected by subway to downtown Montreal. The federal government opened a space agency in St. Hubert adjacent to the St. Hubert Military Airport that has stimulated economic activity in recent years.

Currently, farmers are leasing the property for the amount charged in property taxes for which they receive a tax rebate from the provincial government. The Company is exploring opportunities to apply for a zoning exemption through Quebec contacts. The Company believes Longueuil will be better able to facilitate future expansion from Montreal for future residential or industrial demand for the property. It is uncertain when a zoning exception may be possible to achieve and is contingent on future economic demand for the area.

416 The Westway, Etobicoke

The apartment building at 416 The Westway was acquired in February 1999 and closed on July 8, 1999. The price was $52,750 per suite for a total of $5.38 million. There is a first mortgage on the property in the amount of $4.27 million, at the rate of 6.65%, maturing August 1, 2009. The property is a nine-storey high-rise containing 102 units. There are 35 one-bedroom apartments, 52 two-bedroom apartments and 15 three-bedroom apartments.

The property had gross rental and laundry revenue of $1.13 million for 2003. The Company anticipates a steady annual increase to net earnings with ongoing revenue increases, market rents achieved on turnover and well-managed costs. The rent increase for the 2003 calendar year will be 2.8%, as allowed by the provincial government.

837 Queenston Road, Stoney Creek

The apartment building at 837 Queenston Road was acquired in 1988 for a price of $27,000 per suite for a total of $2,349,000. The property is a nine-storey high-rise containing 87 units. The Company has a CMHC insured mortgage at 6.4% for $2.32 million on the property due September 1, 2018.

The property generated gross rental and laundry revenue of $719,376 for the year ended March 31, 2003. The operating expenses for the building were lower than the prior year in the amount of $50,414. The cash flow increased due to higher revenue, as well as lower costs for repairs and maintenance, administration and property taxes.

144 Kennedy Road South, Brampton

On June 18, 1998, the Company purchased the above property for the price of $1,625,000. The property consists of 2.32 acres, improved with two buildings of similar size, totaling approximately 41,000 square feet. The front building has commercial tenants and the back building has light industrial use tenants.

There was more turnover this year, requiring leases to be renewed or entered into in the period. With built-in lease escalations and re-leasing, the Company expects net operating income before debt service to exceed $300,000 next year. Market rents in the front building remained stable at approximately $11.50 per square foot, with $5.50 per square foot in the rear industrial building. The demand for space continues to be strong in the Brampton area, with low vacancy expected in future years.

303 King Street West, Toronto

The property is a three storey building located on a busy restaurant block on the south side of King Street and west of John Street. This area is being revitalized with new condominiums and loft conversions occurring to the west of the property. The area is referred to as the "Entertainment District" and is a major attraction for tourists and local residents.

The current tenant leases the entire property for a restaurant at a net rent of $100,000 per annum. The property has a first mortgage with a private lender, ending July 2003, at a rate of eight percent. This mortgage was extended for one year subsequent to the year-end. The Company has a 50% interest in this property.

30 Algie Avenue, Etobicoke

This 3,500 square foot industrial building was acquired for the head office of the Company in October 1997 for a price of $318,000. The Company has a private first mortgage on the property for $193,886 until November 2003 at eight percent.

The property is located south of the Queensway near Kipling and just east of Hwy 427, near Toronto Airport. It is an area of industrial buildings with some residential properties still remaining on the street. Queensway has had significant improvement in the last four years as larger retail redevelopment has taken over from existing industrial uses.

The Company's capital structure is summarized as follows:

Capital Structure

		2003	%		2002	%
Mortgages & other borrowings	$	**16,705,895**	**76**	$	14,687,743	83
Shareholders' Equity	$	**5,138,089**	**24**	$	3,072,171	17
	$	**21,843,984**	**100**	$	17,759,914	100

Mortgage and Other Borrowings

Mortgages payable and other borrowings generally represent property specific debt where recourse is limited to the underlying asset. In addition, certain mortgages and other borrowings are secured by the covenant of the Company and its officers.

Credit Facilities

The Company has $500,000 of short-term operating lines of credit available to meet short-term operating liquidity requirements. At year end, the operating lines were not utilized. In addition, facilities are in place permitting the Company to issue letters of credit. Development project credit facilities for construction are secured with the Company's lenders at the beginning of construction of a project and made available at certain pre-sale levels. The Company had a facility for Sheldon Point of $4.26 million available at year end and was using $2.98 million of the facility. There was a Manors of Everett facility for $450,000 available, with $203,256 of the facility being used.

Shareholders' Equity

The Company is capitalized with a debt to capitalization ratio of 3.3:1. This ratio is high due to debt being raised on the market values of assets and assets recorded at depreciated historical costs.

Dividends

The Company's current intention is to retain the balance of earnings for development or investment properties. As a result, it is not expected that dividends will be paid on common shares into the foreseeable future.

Liquidity

For the year ended March 31, 2003, net cash out flow from operations totaled $1.43 million as additional properties were acquired and developed. Overall, the Company increased its cash by $1.9 million including investing and financing activities. By increasing mortgages payable on renewals, the Company will reduce its overall cost of capital and maximize returns earned by the common shareholders, while continuing to maintain a leveraged balance sheet. The Company has sufficient sources of liquidity in the next 12 months to fund planned capital expenditures and tenant improvements as well as to service its debt.

RISK MANAGEMENT

The Company is exposed to a number of risks in the normal course of its business operations.

Industry and Market Risk

The Company, as an owner of residential and commercial properties, faces risks associated with the real estate industry. Risk factors include general and local economic conditions, the financial condition of potential purchasers, the financial condition of tenants, trends in the retail industry, the ability to lease space, the ability to secure economic net rents, the availability and cost of financing and environmental risks. Risk inherent in the portfolio is mitigated by focusing investment efforts in properties located in the Greater Toronto Area where management has knowledge and expertise and by diversifying investments in properties to reduce renting and economic risks. The Company manages the risk arising from lease maturities by managing lease terms for low exposure in any single year. The Company also ensures that it has minimal exposure to any single tenant and thus is not dependent on the operating performance of any one tenant.

Acquisition and Development Risk

The Company will focus on the acquisition of residential development properties in markets in the Greater Toronto Area or investment properties that provide value enhancement opportunities. Such acquisitions will be completed only if the returns add net asset value to the Company. The risk of not achieving expected returns following acquisitions is mitigated by a comprehensive due diligence program prior to commitment. The Company's development projects have historically focused on the development of mid-market residential properties. Residential construction will only be undertaken where there are pre-sales at levels which enable construction financing to be put in place. Servicing may be started on properties using available funds where the Company believes pre-sales are highly likely or at levels close to enable construction financing to be put in place. Risks associated with these projects are managed by aggressively negotiating and monitoring construction contracts and ensuring purchase credit risk is minimized.

Environmental Risk

The Company has policies and procedures in place to help minimize losses arising from potential environmental exposure. The Company exercises high standards of due diligence when acquiring properties. To the best of management's knowledge, the Company's owned properties are free from material environmental risks.

Audited Financial Statements

for the year ended March 31, 2003

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Winzen Properties Inc. have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting standards and contain estimates based on management's judgement. Management maintains a system of internal controls adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained.

The Audit Committee is composed of three members, the majority of which are outside directors. The Audit Committee meets with management and the Company's auditors, Moore Stephens Cooper Molyneux LLP, to review the financial statements before they are presented to the Board of Directors for approval.

Moore Stephens Cooper Molyneux LLP have examined these consolidated financial statements and their report follows.

Victor Zenkovich
Chairman

Raymond Zenkovich
Chief Operating Officer

AUDITORS' REPORT

To the Shareholders of Winzen Properties Inc.

We have audited the consolidated balance sheets of Winzen Properties Inc. (formerly Winzen International Inc.) as at March 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Moore Stephens Cooper Molyneux LLP

Moore Stephens Cooper Molyneux LLP
Chartered Accountants

Toronto, Ontario
June 19, 2003

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002

	2003	2002
Assets		
Rental properties (note 2)	$ **9,622,380**	$ 11,738,725
Properties held for development and resale (note 3)	**7,557,075**	3,311,468
Investment in Ville de Longueuil properties (note 4)	**414,659**	414,659
Cash and cash equivalents	**2,331,960**	388,352
Marketable securities	**107,125**	259,777
Receivables and other assets (note 5)	**1,810,785**	1,646,933
	$ **21,843,984**	$ 17,759,914
Liabilities		
Property financing (note 6)	$ **9,901,424**	$ 12,296,043
Construction financing (note 7)	**3,180,802**	188,774
Accounts payable and accrued liabilities	**1,379,991**	879,188
Income taxes payable	**778,200**	6,146
Loans payable (note 9)	**582,812**	546,717
Purchasers' deposits	**342,666**	94,875
Future income taxes	**540,000**	676,000
	16,705,895	14,687,743
Shareholders' equity		
Share capital (note 10)	**2,227,454**	2,227,454
Retained earnings	**2,910,635**	844,717
	5,138,089	3,072,171
	$ **21,843,984**	$ 17,759,914

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Victor Zenkovich
Director

Brian Zenkovich
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the years ended March 31, 2003 and 2002

	2003	2002
Revenue		
Real estate sales	$ **11,636,833**	$ 11,368,504
Land sales	**1,200,000**	–
Rental operations (note 2)	**2,436,800**	2,626,277
Property management	**79,934**	111,621
Interest and other	**75,949**	165,313
Commission	**5,005**	7,735
	15,434,521	14,279,450
Expenses		
Cost of real estate sales	**8,994,502**	9,437,721
Cost of land sales	**129,526**	–
Rental operations (note 2)	**1,821,385**	2,241,198
Administrative and general (note 11)	**973,011**	862,214
Selling and operating	**222,217**	292,107
Other interest	**35,857**	128,276
	12,176,498	12,961,516
Operating income	**3,258,023**	1,317,934
Amortization of rental properties and other capital assets	**(417,263)**	(484,461)
Amortization of goodwill	–	(52,133)
Amortization of financing fees	**(58,536)**	(65,535)
Loss on marketable securities	**(57,663)**	(56,668)
Income before income taxes	**2,724,561**	659,137
Provision for large corporations tax	**16,843**	15,000
Provision for current income taxes	**777,800**	6,146
(Recovery of) provision for future income taxes	**(136,000)**	196,000
Provision for income taxes (note 12)	**658,643**	217,146
Net income for the years	**2,065,918**	441,991
Retained earnings, beginning of years	**844,717**	402,726
Retained earnings, end of years	$ **2,910,635**	$ 844,717
Net income per share	$ **0.21**	$ 0.05
Common shares outstanding	**9,644,100**	9,644,100

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2003 and 2002

		2003		2002
Cash flow from operating activities				
Net Income	$	**2,065,918**	$	391,991
Items not affecting cash:				
Future income taxes		**(136,000)**		246,000
Amortization of rental properties		**417,263**		484,461
Amortization of goodwill		**-**		52,133
Amortization of financing fees		**58,536**		65,535
Write-down of marketable securities		**57,663**		56,668
Write-down of other assets		**-**		33,950
Funds from operations		**2,463,380**		1,330,738
Change in non-cash operating working capital items				
Accounts receivable		**5,927**		66,826
Other assets		**(71,984)**		181,155
Purchasers' deposits		**247,791**		94,875
Deposits on property		**(922,969)**		-
Recovery of costs from sale of properties held for development and resale		**7,221,355**		9,026,749
Additions to properties held for development and resale		**(11,643,483)**		(7,818,485)
Income taxes payable		**772,054**		6,146
Accounts payable		**500,803**		(51,764)
		(3,890,506)		1,505,502
		(1,427,126)		2,836,240
Cash flow from investing activities				
Recovery of book value from sale of rental properties		**1,875,603**		408,880
Additions to rental properties		**-**		(30,720)
Issue of mortgages receivable		**(48,290)**		(23,500)
Repayment of mortgages receivable		**815,928**		7,126
Net proceeds from (investment in) marketable securities		**94,989**		(207,133)
		2,738,230		154,653
Cash flow from financing activities				
Financing fees paid		**(1,000)**		(8,000)
Proceeds from new property financing		**1,188,805**		1,490,000
Repayment of property financing		**(3,583,424)**		(842,000)
Proceeds from (repayment of) construction financing		**2,992,028**		(2,236,456)
Loans to officers		**-**		60,000
Proceeds from (repayment of) loans payable		**36,095**		(336,494)
Decrease in bank indebtedness		**-**		(607,000)
		632,504		(2,479,950)
Increase in cash		**1,943,608**		510,943
Cash (bank overdraft), beginning of years		**388,352**		(122,591)
Cash and cash equivalents, end of years	$	**2,331,960**	$	388,352
Funds from operations per share	$	**0.26**	$	0.14

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002

1. Significant Accounting Policies

Basis of Presentation

These financial statements include the consolidated accounts of Winzen Properties Inc. ("the Company") and all its subsidiary companies, except Winzen Land Corporation Limited (see note 4) and are prepared in conformity with Canadian generally accepted accounting principles and are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

The Company has adopted a new CIPPREC standard that requires the use of funds from operations calculation, versus traditional cash flows from operations calculation. The Company now calculates funds from operations per share instead of cash flows per share.

All the subsidiary companies are wholly-owned, except for a minority interest consisting of 2,050 Class B preference shares of the outstanding capital stock of Winzen Real Estate Limited.

Change in Name

During the year the Company filed Articles of Amendment in order to change its legal name from Winzen International Inc. to Winzen Properties Inc.

Income Recognition

Revenue from rental properties is recognized when the Company takes possession and has assumed the benefits and risk of ownership of the properties. Rental revenue includes rents, parking and other revenue.

Revenue on properties held for development and resale is recognized on the closing date of a sale when all conditions of the purchase agreement have been met, the purchaser has taken possession and there is reasonable assurance to collect the outstanding amount.

Cash and Cash Equivalents

Included as cash equivalents are funds invested in money market mutual funds and redeemable Guaranteed Investment Certificates ("GIC's"). $193,602 of GIC's are being held as security for certain letters of credit issued to the Company.

Marketable Securities

Marketable securities, made up of investments in public company shares, are carried at the lower of cost or market value. As at March 31, 2003 and 2002 the cost of these investments exceeded their fair market values and accordingly these assets have been written down to market.

Rental Properties

Rental properties are recorded at the lower of cost less accumulated amortization and the net recoverable amount of the assets. (Legal title to certain rental properties are in the names of wholly-owned subsidiaries of the Company, acting as trustees.) Cost includes all amounts that relate to the acquisition and improvement of properties. Net recoverable amount represents the estimated net undiscounted future cash flows from ongoing use and the residual value of the property.

Amortization is provided as follows:

Buildings	Various rates between 2.5% and 5% declining balance
Other capital assets	Various rates between 20% and 30% declining balance

1. Significant Accounting Policies - Continued

Properties Held for Development and Resale

Properties held for development and resale are recorded at the lower of cost and net realizable value. Cost includes all direct development costs, property taxes, finance costs, applicable administration costs net of miscellaneous revenue earned during development.

Future Income Taxes

The Company has adopted the asset/liability method of accounting for future income taxes, whereby future income tax liabilities are determined by applying the income tax rate at the end of the year to temporary differences between the accounting and tax bases of the Company's assets and liabilities.

Equity in Joint Ventures

As a participant in joint ventures, the Company is jointly and severally liable for the liabilities of the joint ventures. However, the Company has recourse to all the assets of the joint ventures to the extent it is called upon for more than its proportionate interest. The Company does not account for its joint venture interest in Sonva Developments using the proportionate consolidation basis (see note 4).

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts from prior years have been reclassified to conform to the current year's financial statement presentation.

Net Income Per Share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year. Fully diluted net income per share information has not been provided as the Company has no dilutive instruments outstanding for the years ended March 31, 2003 and 2002.

2. Rental Properties

Net Book Value

2003	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Cost	**$ 5,562,914**	**$ 3,734,350**	**$ 1,891,032**	**$ 1,184,687**	**$12,372,983**
Accumulated amortization	**(735,576)**	**(1,478,825)**	**(303,146)**	**(233,056)**	**(2,750,603)**
	$ 4,827,338	**$ 2,255,525**	**$ 1,587,886**	**$ 951,631**	**$ 9,622,380**

2002	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Cost	$ 5,565,304	$ 3,733,717	$ 1,891,032	$ 3,058,533	$ 14,248,586
Accumulated amortization	(559,751)	(1,388,313)	(236,984)	(324,813)	(2,509,861)
	$ 5,005,553	$ 2,345,404	$ 1,654,048	$ 2,733,720	$ 11,738,725

Operating Results

2003	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Gross income	**$ 1,129,721**	**$ 719,376**	**$ 431,436**	**$ 156,267**	**$ 2,436,800**
Expenses					
Administrative	**47,335**	**49,019**	**15,544**	**40,624**	**152,522**
Utilities	**251,247**	**153,949**	**26,124**	**80**	**431,400**
Repairs and maintenance	**111,162**	**61,341**	**35,998**	**38,943**	**247,444**
Property taxes	**203,055**	**119,653**	**43,022**	**14,832**	**380,562**
Mortgage interest	**282,862**	**148,173**	**124,164**	**54,258**	**609,457**
	895,661	**532,135**	**244,852**	**148,737**	**1,821,385**
Operating income	**$ 234,060**	**$ 187,241**	**$ 186,584**	**$ 7,530**	**$ 615,415**

2002	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Gross income	$ 1,087,807	$ 693,450	$ 418,994	$ 426,026	$ 2,626,277
Expenses					
Administrative	47,066	64,004	19,475	10,354	140,899
Utilities	267,259	134,389	24,888	181	426,717
Repairs and maintenance	189,911	87,041	11,155	110,607	398,714
Property taxes	212,911	146,023	79,452	108,065	546,451
Mortgage interest	287,356	151,092	122,795	167,174	728,417
	1,004,503	582,549	257,765	396,381	2,241,198
Operating income	$ 83,304	$ 110,901	$ 161,229	$ 29,645	$ 385,079

3. Properties Held for Development and Resale

	2003	2002
Acquisition, development and construction costs relating to 37 units in Sheldon Point townhouse condominium located in Burlington, Ontario (see note 15).	**$ 4,858,573**	$ 2,065,319
Acquisition, development and construction costs related to Manors of Everett development residential lots and single family homes located in Everett, Ontario.	**573,470**	843,699
Acquisition and development costs relating to Millcreek, the 73 townhouse condominium site in Cambridge, Ontario.	**1,593,648**	-
Acquisition and construction costs relating to Silver Brooke, a 10 lot single family home site in Everett, Ontario.	**327,638**	-
Construction costs relating to Applewood Orchards, a 75 lot single family home site in Burlington, Ontario.	**203,746**	-
Acquisition, development and construction costs relating to two of the sixty Silver Creek townhouse condominium units in Burlington, Ontario.	**-**	290,000
Acquisition cost of land zoned for a 100 unit residential high rise located on Maple Avenue in Burlington, Ontario.	**-**	112,450
	$ 7,557,075	$ 3,311,468

Legal title to certain properties are in the names of wholly-owned subsidiaries of the Company acting as bare trustees. During the year, $188,958 (2002 - $296,833) of interest has been capitalized in properties held for development and resale.

4. Non-Consolidated Investment in Ville de Longueuil Properties

The Company's subsidiary, Winzen Land Corporation Limited, and the Company's interest in Sonva Developments (Joint Venture) have been excluded from consolidation and accounted for by the equity method. These entities, whose sole asset is an investment in land located in Ville de Longueuil, Quebec, have been excluded from consolidation in order to provide a more informative presentation.

Pursuant to the provisions of Bill 90, which became effective November 9, 1978, the government of Quebec declared certain lands in the province, which were previously zoned as residential, be rezoned as agricultural. The Company has previously written down its value in this investment to its estimated net realizable value.

5. Receivables and Other Assets

Receivables and other assets are comprised of the following components:

		2003		2002
Purchase deposits	$	**922,969**	$	–
Mortgages receivable		**71,467**		839,105
Due from officers		**360,000**		360,000
Accounts receivable		**150,732**		156,659
Deferred finance charges		**58,528**		116,064
Other assets		**247,089**		175,105
	$	**1,810,785**	$	1,646,933

The purchase deposits are for the Applewood Orchard property ($900,000 secured by a second mortgage on the property) and the balance for the Silver Brooke property.

The mortgages receivable in the amount of $71,467 (2002 - $839,105) are secured by 3 townhouse units located in Burlington, Ontario and bear interest at 8%, maturing up to March, 2005.

Amounts due from officers are non-interest bearing with no set terms of repayment.

6. Property Financing

		2003		2002
First mortgage bearing interest at 6.65% per annum, secured by 416 The Westway and maturing August 1, 2009.	$	**4,269,436**	$	4,357,806
First mortgage bearing interest at 6.4% per annum, secured by 837 Queenston Road in Stoney Creek, Ontario and maturing September 1, 2018.		**2,320,533**		2,374,246
First mortgage bearing interest at 8% per annum, secured by 144 Kennedy Road and maturing June 8, 2004.		**1,564,348**		1,591,828
First mortgage bearing interest at 3.75% per annum, secured by a condominium unit located in Burlington, Ontario.		**41,913**		754,154
Mortgage payable bearing interest at prime plus 2% per annum, requiring payments of interest only and maturing in June 2003. This mortgage is secured by a second charge on a condominium unit located in Burlington, Ontario.		**40,000**		680,000
Subtotal		**8,236,230**		9,758,034

6. Property Financing - continued

	2003	2002
Subtotal	**8,236,230**	9,758,034
First mortgage bearing interest at 7.3% per annum, secured by a condominium unit located in Burlington.	**-**	90,146
First mortgage bearing interest at 8.75% per annum, secured by the Avenue Road mortgage receivable.	**-**	700,000
First mortgage bearing interest at 8% per annum, secured by the King Street property and maturing in July 2003.	**282,503**	307,205
First mortgage bearing interest at 8% per annum, secured by the Algie Avenue property and maturing in November 2003.	**193,886**	200,658
Vendor take back mortgage on the Millcreek - Cambridge property bearing no interest in the first year, 6% in the second and third year, requiring payments of interest only and maturing on September 16, 2005.	**1,000,000**	-
Vendor take back mortgage on the Silver Brooke - Everett property bearing no interest in the first year, 4% thereafter, requiring payments of interest only and maturing on January 20, 2007.	**188,805**	-
Vendor take back mortgage on the Sheldon Point - Burlington property, bearing interest at 7.0% per annum, requiring payments of interest only and maturing in May 2004.	**-**	1,240,000
	$ 9,901,424	$ 12,296,043

Certain of these loans and mortgages are additionally secured by a guarantee provided by certain shareholders and officers of the Company.

The following annual payments are required over the next five years in respect of these loans:

	Principal Payments	Maturity Amounts
2004	**$ 196,363**	$ 502,896
2005	**170,551**	1,566,026
2006	**172,418**	1,000,000
2007	**183,974**	188,805
2008	**196,382**	-
2009 and thereafter	**1,321,336**	4,402,673

The Company expects to renew all maturing debt under similar terms and conditions to those currently arranged.

7. Construction Financing

		2003		2002
Bank construction loan (having a maximum of $4,260,000), bearing interest at prime plus 1% secured by a demand collateral first mortgage on the Sheldon Point property (see note 15).	$	**2,977,546**	$	–
Bank construction loan (having a maximum of $450,000), bearing interest at prime plus 1.25% secured by a demand collateral first mortgage on the Everett property, a general assignment of book debts, a general security agreement and an assignment of Builders All Risk Insurance covering the Everett property.		**203,256**		188,774
	$	**3,180,802**	$	188,774

These loans and mortgages are additionally secured by a guarantee provided by a shareholder and officer of the Company.

8. Bank Operating Lines

The Company also has available bank operating lines (having a maximum of $500,000) bearing interest at prime plus 1%, secured by a second mortgage on certain rental property, and a first charge on development property, a general security agreement covering certain accounts receivable, a guarantee and postponement of claim, a general security agreement and an assignment of Builders All Risk Insurance covering certain properties held by the Company.

These loans are additionally secured by a guarantee provided by a shareholder and officer of the Company.

9. Loans Payable

The Company has various loans payable that are due on demand and bear interest at rates ranging up to 7% per annum.

10. Share Capital

Issued share capital is as follows:

	Number of Common Shares		Value
Balance at March 31, 2001, 2002 and 2003	9,644,100	$	**2,227,454**

Authorized share capital is as follows:

20,000,000	Common shares
10,000,000	Class A Preference shares, with $10 par value
10,000,000	Class B Preference shares, with $10 par value

11. Related Party Transactions

Included in general and administrative expenses is management compensation in the amount of $432,000 (2002 - $130,000) paid to a company controlled by officers of the Company.

12. Income Taxes

The Company's effective income tax rate has been determined as follows:

		2003		2002
Income before income taxes	$	**2,724,561**	$	659,137
Combined basic Canadian Federal and Provincial income tax at 38.1% (2002 - 40.9%)	$	**1,038,058**	$	269,587
Increase (decrease) resulting from:				
Non-taxable portion of capital gain income		**(341,531)**		(91,168)
Non-taxable goodwill amortization		**-**		21,322
Large corporations tax		**16,843**		15,000
Reduction in statutory income tax rates		**(44,274)**		-
Other		**(10,453)**		2,405
	$	**658,643**	$	217,146

13. Contingencies

The Company and its subsidiaries are contingently liable under certain letters of guarantee aggregating $1,213,637 (2002 - $840,787) as at March 31, 2003.

Also, as at March 31, 2003 there are approximately $19,588 (2002 - $160,204) of trust funds held in the Company's trust accounts for clients.

14. Financial Instruments

Credit Risk

The Company is exposed to credit risk on the accounts and mortgages receivable. In order to reduce its credit risk, the Company has adopted credit policies which include the regular review of outstanding accounts receivable. The Company also uses property as security for its mortgages receivable. The Company does not have a significant exposure to any individual clients or customers.

Interest Rate Risk

The Company is exposed to interest rate risk with respect to its bank, construction and property financing (and to a lesser degree, with its mortgages receivable). The Company attempts to negotiate the best financing packages available at the time of renewal of these debts, which, in certain cases, results in terms of debt having a low interest rate with a short maturity date. Should interest rates increase significantly prior to the renewal date, the Company's operations would be negatively impacted by the increased payments required on these debts.

Fair Value

The carrying amount of accounts receivable, bank loans, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items. The fair value of long-term debts is also fairly reflected by the book values because the majority of these debts have been recently refinanced and interest rates at which these debts could be currently refinanced are similar to those in place.

15. Subsequent Event

Subsequent to the year end the Company closed the sale of a further thirty Sheldon Point townhouses and repaid construction financing of $2,977,546 on June 19, 2003.

PROPERTY PORTFOLIO

Name and Location	Year Built/ Acquired	Building Type	Number of Units
The Grande Regency 1276 Maple Crossing Blvd. Burlington, ON	1991	Condominium Highrise	1
Sheldon Point by the Creek Hobson Drive / Creek Way Burlington, ON	2002	Townhomes Under Construction	37
The Manors of Everett Den Boer Road / Brian Cres. Everett, ON	1997	Detached Homes: Under Construction Serviced Lots	 5 10

	Name and Location	Year Built/ Acquired	Building Type	Number of Units
	**Silver Brooke Estates** Cindy Lane Everett, ON	2003	Detached Homes: Under Construction Serviced Lots	 1 9
	**The Westway** 416 The Westway Etobicoke, ON	1999	Multi-Unit Residential	102
	**Rolida Gardens** 837 Queenston Road Stoney Creek, ON	1988	Multi-Unit Residential	87

PROPERTY PORTFOLIO

Name and Location	Year Built/ Acquired	Building Type	Number of Units
144 Kennedy Road South Brampton, ON	1998	Commercial / Industrial Plaza	16
303 King Street West Toronto, ON	1989	3-Storey Commercial Building	1
Winzen's Head Office 30 Algie Avenue Toronto, ON	1997	3500 Sq.Ft. Commercial Building	1
Millcreek by the Grand State Street / Ainsle Extension Cambridge	2002	Townhomes Site Unserviced Lots	73

Directors

Victor Zenkovich
Chairman of Winzen Properties Inc.

Brian Zenkovich, C.A.
Chief Executive Officer and Secretary of Winzen Properties Inc.

Raymond Zenkovich*
Chief Operating Officer of Winzen Properties Inc.

Daniel Scanlan*
Chairman of the Board of Arbor Memorial Services Inc.

Robert Wong*
Vice Chairman of Leon Frazer & Associates Inc.

*Member of Audit Committee

Officers

Victor Zenkovich
Chairman

Brian Zenkovich, C.A.
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer.

Head Office

Winzen Properties Inc.
30 Algie Avenue, Etobicoke, Ontario
M8Z 5J8 Canada

Telephone: 416-253-5900
Facsimile: 416-253-1102
Email: winzen@winzen.on.ca
Website: www.winzen.on.ca

Solicitors and Registered Office

Glen Harder
Harder & Company, A Law Corporation
1800 - 999 West Hastings St.
Vancouver, BC V6C 2W2

Auditors

Moore Stephens Cooper Molyneux LLP
8th Floor, 701 Evans Avenue
Etobicoke, ON M9C 1A3

Registrar & Transfer Agent

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Shares Listed

The TSX Venture Exchange (TSX) Symbol: WZI

Authorized Capital

20,000,000 Common Shares
10,000,000 Class A Preference with $10 par value
10,000,000 Class B Preference with $50 par value

Issued Capital

9,644,100 Common Shares(March 2003)

Notice of the Annual General Meeting

The Annual Meeting of the Shareholders will be held at 10:00 a.m., Thursday, September 25, 2003 at:
the Winzen Properties Inc. head office, 30 Algie Avenue Etobicoke, Ontario, M8Z 5J8 Canada



Winzen Properties Inc.
30 Algie Avenue, Etobicoke, Ontario Canada M8Z 5J8
Telephone: 416-253-5900 Facsimile: 416-253-1102
Email: winzen@winzen.on.ca Website: www.winzen.on.ca

9 9

WINZEN PROPERTIES INC.
30 Algie Avenue
Etobicoke, Ontario
M8Z 5J8



SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH. D.C. 181 SECTION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Winzen Properties Inc. (the "*Company*") will be held at 30 Algie Avenue, Etobicoke, Ontario M8Z 5J8 on Thursday, September 25, 2003 at 10:00 a.m. (local time) for the following purposes:

1. To receive the Report of the Directors of the Company.

2. To receive the audited financial statements of the Company for the fiscal year ended March 31, 2003, together with the Report of the auditors thereon.

3. To appoint Moore Stephens Cooper Molyneux LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and to authorize the Directors to determine their remuneration.

4. To consider, and if thought fitting, to approve the implementation of a Stock Option Plan as detailed in the accompanying Information Circular.

5. To consider, and if thought fitting, approve the additional option matters, as detailed in the accompanying Information Circular.

6. To elect Directors for the Company for the ensuing year.

7. To transact any other business which may properly come before the meeting or any adjournment thereof.

It is important that your shares be represented at this meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular which accompanied this Notice.

DATED at Etobicoke, Ontario this 15th date of August, 2003.

BY ORDER OF THE BOARD OF DIRECTORS
OF WINZEN PROPERTIES INC.

"Victor Zenkovich"
Chairman

WINZEN PROPERTIES INC.

INFORMATION CIRCULAR FOR THE MEETING OF SHAREHOLDERS OF WINZEN PROPERTIES INC. TO BE HELD ON SEPTEMBER 25, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Winzen Properties Inc. (the "*Company*") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his shares at the Meeting by completing the form of proxy provided with this Information Circular. The persons named as proxyholder on the accompanying proxy have been provided by management for selection by the shareholder. **A shareholder desiring to appoint some other person may do so by inserting the name in the space provided.** If no choice of proxyholder is made then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited at the **Company's office**, 30 Algie Avenue, Etobicoke, Ontario, M8Z 5J8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

REVOCATION OF PROXY

A proxy may be revoked either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder (i.e. the brokerage house or other intermediary) on how to vote on behalf of the Beneficial Shareholder. **The Company will not accept instructions from Beneficial Shareholders and bears no responsibility for advising registered shareholders of voting instructions received from Beneficial Shareholders.**

EXERCISE OF DISCRETION BY PROXYHOLDER

The person named as proxyholder in the enclosed form of proxy will vote the shares in respect of which they are so appointed in accordance with the direction of the shareholder appointing them.

In the absence of any such direction such shares will be voted in favour of the matters described on the proxy.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of proxy. At the time of printing this Information Circular, management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on **August 15, 2003**.

PRINCIPAL HOLDERS OF SHARES AND VOTING RIGHTS

The Company is authorized to issue 40,000,000 shares (divided into: i) 20,000,000 Common shares without par value; ii) 10,000,000 Class "A" preference shares with a par value of $10 each; and iii) 10,000,000 Class "B" preference shares with a par value of $50 each. As at the record date of August 15, 2003, 9,644,100 Common shares are issued and outstanding. The Company has no other class of voting securities.

Holders of the outstanding shares in the capital of the Company on the record date will on a poll or ballot be entitled to such votes per share as provided by the Articles and Memorandum, provided they are present in person or by proxy.

To the knowledge of management of the Company, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company is as follows:

Member	Number of Shares	Percentage of Issued
Victor Zenkovich	5,262,000	54.6%
Brian Zenkovich	976,896[1]	10.1%

(1) 294,500 of these shares are owned through Veraz Enterprise Inc., a private company controlled by Brian Zenkovich.

SHARE HOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting proxies by issuance of the within Information Circular. Those persons, their present offices, and their beneficial ownership of shares of the Company, direct and indirect, are as follows:

Name	Office	Share Position
Victor Zenkovich	Chairman/President/Director	5,262,000
Brian Zenkovich	Chief Executive Officer/Secretary/Director	976,896
Raymond Zenkovich	Chief Operating Officer/Director	696,396
Daniel Scanlan	Director	133,000
Robert Wong	Director	Nil

FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended March 31, 2003 will be placed before the Meeting for consideration by the shareholders of the Company.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Moore Stephens Cooper Molyneux LLP, Chartered Accountants, of as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

REMUNERATION OF MANAGEMENT AND OTHERS

FORM 51-904F

SUMMARY COMPENSATION TABLE

The following table sets out the compensation received by each of the Named Executive Officers for each of the Company's three most recently completed financial years. "Named Executive Officers" means the CEO and each of the Company's four most highly compensated executive officers (other than the CEO) who were serving as executive officers during the given fiscal year. Other than for information in relation to the CEO, information is not provided for persons whose aggregate remuneration was less than $100,000.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended	Salary(1) ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Brian	Mar. 31/03	$138,000	$100,000	Nil	Nil	Nil	Nil	Nil
Zenkovich	Mar. 31/02	$132,000	$40,000	Nil	Nil	Nil	Nil	Nil
CEO	Mar. 31/01	$78,000	$30,000	Nil	Nil	Nil	Nil	Nil
Raymond	Mar. 31/03	$138,000	$100,000	Nil	Nil	Nil	Nil	Nil
Zenkovich	Mar. 31/02	$132,000	$40,000	Nil	Nil	Nil	Nil	Nil
COO	Mar. 31/01	$78,000	$30,000	Nil	Nil	Nil	Nil	Nil
Victor	Mar. 31/03	$138,000	$100,000	Nil	Nil	Nil	Nil	Nil
Zenkovich	Mar. 31/02	$102,000	$35,000	Nil	Nil	Nil	Nil	Nil
Chairman	Mar. 31/01	$88,000	Nil	Nil	Nil	Nil	Nil	Nil

1. During the fiscal years ended March 31, 2002 and March 31, 2003, the above salaries and bonuses were paid directly to the Named Executive Officers, by the Company and indirectly through Veraz Enterprises Inc., a private services company.

2. Excludes the value of other perquisites and benefits received by each Named Executive Officer, as this amount was less than 10% of his salary and bonus.

See also "Management Contracts" and "Compensation of Directors" herein below.

Long Term Incentive Plans-Awards
In Most Recently Completed Financial Year

The following table sets out Long-Term Incentive Plan ("LTIP") awards made to Named Executive Officers during the most recently completed financial year.

			Estimated Future Payouts Under Non-Securities - Price-Based Plans		
Name	Securities Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
Brian Zenkovich CEO	N/A	N/A	N/A	N/A	N/A
Raymond Zenkovich COO	N/A	N/A	N/A	N/A	N/A
Victor Zenkovich Chairman	N/A	N/A	N/A	N/A	N/A

Options/SAR Grants During Most Recently Completed Financial Year

The following table sets out the individual grants of options to purchase or acquire securities of the Company (or any of its subsidiaries) and freestanding stock appreciation rights ("SARs") made during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Brian Zenkovich CEO	N/A	N/A	N/A	N/A	N/A
Raymond Zenkovich COO	N/A	N/A	N/A	N/A	N/A
Victor Zenkovich Chairman	N/A	N/A	N/A	N/A	N/A

Aggregated Option/SAR Exercises
During The Most Recently Completed Financial Year
And Financial Year-End Option/SAR Values

The following table sets out information regarding the exercise of options (or tandem SARs) and freestanding SARs during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs, on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) (Exercisable/ Unexercisable)	Value of Unexercised in the Money Options/SARs at FY-End ($) (Exercisable/ Unexercisable)
Brian Zenkovich CEO	Nil	N/A	N/A	N/A
Raymond Zenkovich COO	Nil	N/A	N/A	N/A
Victor Zenkovich Chairman	Nil	N/A	N/A	N/A

Termination of Employment Contracts, Change in Responsibilities and Employment Contracts

Messrs. Zenkovich all have written employment agreements with the Company for indefinite terms. All Named Executives are subject to confidentiality, non-competition and non-solicitation agreements with the Company. The base salary payable under the agreements with Mr. Raymond Zenkovich and Mr. Brian Zenkovich increases annually by not less than Consumer Price Index and such further increase as determined by the Board of Directors. Mr. Raymond Zenkovich and Mr. Brian Zenkovich are also entitled to an annual bonus based on a percentage of the Company's net earnings calculated on EBITDA (earnings before interest, taxes, depreciation and amortization). The agreements with Mr. Raymond Zenkovich and Mr. Brian Zenkovich also include provisions relating to benefits and perquisites, confidentiality, non-competition and non-solicitation obligations, termination of employment for cause and the payment of twenty-two months salary or greater based on years of service, benefits and bonus (based on the average bonus in the preceding two years) in the event of termination of employment without cause or termination of employment following a change of control of Winzen or in the event of termination of employment of Mr. Raymond Zenkovich or Mr. Brian Zenkovich, respectively, including for cause, except in limited circumstances.

On completion or termination of the employment contracts, Messrs. Zenkovich have provisions for future retirement benefits. Both Mr. Raymond Zenkovich and Mr. Brian Zenkovich have twenty-two years of employment currently and are eligible for retirement benefits on twenty-five years of employment. Mr. Victor Zenkovich is currently eligible for retirement benefits.

Compensation of Directors

The outside directors of the Company are entitled to receive a fee of $500 for each meeting of Board of Directors or committee of the board attended and $500 for every meeting of shareholders attended. During the fiscal period March 31, 2003, the current outside directors of the Company were paid an aggregate of $1,000 in respect of fulfillment of their duties as directors. The directors may also be reimbursed for actual expenses reasonable incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase Common shares of the Company, subject to the terms of the Company's Stock Option Plan (as hereinafter described) and the rules and policies of the TSX Venture Exchange. Other as noted herein, the directors of the Company have not been paid by the Company in their capacity as directors, consultants or experts during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

At March 31, 2003 (the Company's most recent fiscal year-end), there was a loan outstanding to the directors and senior officers of $360,000 pursuant to an employee stock purchase plan which was established on May 7th, 1987. The loans are unsecured, non-interest bearing and have no fixed repayment terms. The directors' resolution that established this arrangement provided that the Company may lend to its employees the money necessary for subscriptions on such terms and conditions as the Board may determine.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount of Outstanding During Fiscal Year Ended March 31, 2003	Amount Outstanding as of Date of Information Circular	Financially Assisted Securities Purchases During Fiscal Year Ended March 31, 2003	Security for Indebtedness
Brian Zenkovich CEO	Lender	$60,000	$60,000	Nil	None
Raymond Zenkovich COO	Lender	$60,000	$60,000	Nil	None
Victor Zenkovich Chairman	Lender	$240,000	$240,000	Nil	None

IMPLEMENTATION OF STOCK OPTION PLAN

The rules and policies of the TSX Venture Exchange, as recently amended, now require the Company to implement a stock option plan (the "Plan"), to govern the future grant, from time to time, of options to purchase common shares in the capital of the Company to eligible recipients. Management is of the view that the Plan described hereinbelow would be suitable to allow the directors to grant options to eligible parties (including directors, employees and other service providers) as a means of rewarding positive performance and providing additional incentives to such persons to effectively manage the affairs of the Company. The Plan must be approved by an ordinary resolution at the Meeting and thereafter its renewal must be approved by shareholders by an ordinary resolution on an annual basis.

The key terms of the Plan are noted hereinbelow; however, the complete Plan is available for inspection at the offices of the solicitors for the Company (Harder & Company Suite 1800, 999 Hastings Street, Vancouver, B.C.) during normal business hours up to the date of the Meeting.

The maximum aggregate number of shares that may be reserved for issuance under the Plan is 10% of the Issued shares of the Company at the time that an option is granted, unless the Plan is amended pursuant to the requirements of the TSX.

The following restrictions on issuances of options are applicable under the Plan:

(a) no service provider will be granted an option if that option would result in the total number of options, together with all other share compensation arrangements granted to such service provider in the previous 12 months, exceeding 5% of the outstanding shares;

(b) no options can be granted under the Plan if the Company is designated "inactive"(as defined in TSX Policy);

(c) the aggregate number of options granted to service providers conducting investor relations activities in any 12 month period must not exceed 2% of the outstanding shares, calculated at the time of grant, without the prior consent of TSX (options for persons performing investors relations services remains subject to securities legislation permitting such grants); and

(d) the aggregate number of options granted to any one consultant in any 12-month period must not exceed 2% of the outstanding shares, calculated at the time of grant, without the prior consent of TSX.

In the event that an option granted under the plan expires unexercised or is terminated by reason of dismissal of the optionee for cause or is otherwise lawfully cancelled prior to the exercise of the option, the optioned shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising thereunder. Without limiting the generality of the foregoing, the Board shall have the power to:

(a) allot shares for issuance in connection with the exercise of options;

(b) grant options under the Plan;

(c) subject to regulatory approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without written consent of all optionees, alter or impair any option previously granted under the Plan unless as a result of a change in TSX Policies or the Company's tier classification thereunder;

(d) in its sole discretion amend the Plan (except for previously granted and outstanding options), to reduce the benefits that may be granted to service providers (before a particular option is granted) subject to the other terms thereof.

The exercise price of an option will be set by the Board at the time that options are allocated under the Plan, subject to TSX policies.

An option can be exercisable for a maximum of five years.

Generally, the exercise price of an option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the option or the date of the last amendment of the exercise price. Any proposed amendment to the terms of an option must be approved by the TSX prior to the exercise of such option.

No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except in the limited circumstances set forth in the Plan. Generally, options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

The Board will reserve the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all shares in respect of options which have not been granted at such time. Any amendment to any provision of the Plan will be subject to any required regulatory approval unless the effect of such amendment is intended to reduce (but not to increase) the benefits of the Plan to service providers.

Shareholders will be asked to consider, and if thought fit to approve the following resolution approving the implementation of the Plan.

"**RESOLVED**, as an Ordinary Resolution, that:

1. the Plan, be and is hereby approved;

2. the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of the Company;

3. the Board of Directors or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors of committee, in its sole discretion, provided always that such amendments be subject to the approval of all the applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the shareholders;

4. the approval of the Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Company be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the Plan;

5. the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so;

6. the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the TSX Venture Exchange to obtain the approval of the TSX Venture Exchange to the Plan;

7. any one or more of the directors of the Company be and is hereby authorized and directed to perform all acts, deeds and things and execute, under the corporate seal of the Company, or otherwise, all such documentation and other writings, including necessary treasury order(s), TSX Venture Exchange filing forms, as may be required to give effect to the true intent of this resolution; and

8. the Board of Directors be authorized in its discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Plan, if, in the Board of Directors' sole opinion, circumstances so warrant."

Additional Resolution Relating to Incentive Stock Option Matters

TSX Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with TSX Policy 4.4) to:

(i) decrease the exercise price of stock options previously granted to insiders; and

(ii) issue to any one insider and such insider's associates, upon the exercise of stock options, shares exceeding 5% of the outstanding listed shares within a one-year period.

Accordingly, members will be asked to pass a resolution authorizing the above specific option matters. The passing of a resolution authorizing the above matters does not necessarily mean that the Company's board of directors will exercise the authority granted.

"**RESOLVED**, as an Ordinary Resolution that:

i) the Board of Directors, in their sole discretion, be hereby authorized to renegotiate (including decrease) the exercise price of stock options previously granted to insiders; and

ii) issue to any one insider and such insider's associates, upon the exercise of stock options, shares exceeding 5% of the outstanding listed shares within a one-year period."

The board of directors recommends that the members of the Company approve this resolution.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next Annual General Meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Annual General Meeting. Management of the Company will nominate the persons listed below for election as Directors of the Company. THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons will be nominated by management for election as Directors at the Annual Meeting.

NAME & MUNICIPALITY OF RESIDENCE	PRINCIPAL OCCUPATION	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED
Victor Zenkovich Islington, Ontario	Chairman of the Board and a director of Winzen Properties Inc.	December 1, 1986	5,262,000
Brian Zenkovich CEO, Secretary & director Etobicoke, Ontario	Chief Executive Officer, Secretary and a director of Winzen Properties Inc.	December 1, 1986	976,896[(1)]
Raymond Zenkovich COO & director Toronto, Ontario	Chief Operating Officer and a director of Winzen Properties Inc.	May 7, 1987	696,396
Daniel Scanlan director Etobicoke, Ontario	Chairman of the Board of Arbour Memorial Services Inc.	May 7, 1987	133,000
Robert Wong director Toronto, Ontario	Vice-Chairman of Leon Fraser & Associates Inc.	January 1, 1991	Nil

(1) 294,500 of these shares are owned through Veraz Enterprise Inc., a private company controlled by Brian Zenkovich.

Note: The Company has an Audit Committee comprised of Messrs. Scanlan, Wong and Raymond Zenkovich.

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the nominees are ordinarily resident in Canada.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, neither the directors or senior officers of the Company, nor any management nominee for election as a director of the Company, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, neither the directors or senior officers of the Company, nor any management nominee for election as a director of the Company, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

DATED at Etobicoke, Ontario, this 15th day of August, 2003.

BY ORDER OF THE BOARD OF DIRECTORS
OF WINZEN PROPERTIES INC.

"Victor Zenkovich"
Chairman

WINZEN PROPERTIES INC.
(the "Company")

SHARE OPTION PLAN

Dated for Reference August 15, 2003

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of the TSX Venture Exchange (the "TSX") (the "TSX Policies") and any inconsistencies between this Plan and the TSX Policies whether due to inadvertence or changes in TSX Policies will be resolved in favour of the latter.

Definitions

1.2 In this Plan

Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

Associate has the meaning assigned by the Securities Act;

Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant options under this Plan;

Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or;

(ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor,

where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect the control of the Company or its successor;

Common Shares means Common shares without par value in the capital of the Company providing such class is listed on the TSX Venture Exchange (the "TSX");

Company means Winzen Properties Inc. and includes, unless the context otherwise requires, all of its subsidiaries or affiliates and successors according to law;

Consultant means a Person or Consultant Company, other than an Employee, Officer or Director that:

(i) provides ongoing bona fide consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;
(ii) provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;
(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and
(iv) has a relationship with the Company or an Affiliate that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;

Consultant Company means for a Person who is a Consultant, a company or partnership of which the Person is an employee, shareholder or partner;

Directors means the directors of the Company;

Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Policies;

Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

Effective Date for an Option means the date of the approval of the grant thereof by the Board;

Employee means:

(a) a Person who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b) a Person who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c) a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

Exercise Price means the amount payable per Common Share on the exercise of an Option, as noted on the Option Commitment;

Expiry Date means the day on which an Option lapses as specified in the associated Option Commitment or in accordance with the terms of this Plan;

Insider means

(i) an insider as defined in the TSX Policies or as defined in securities legislation applicable to the Company;

(ii) an Associate of any person who is an Insider by virtue of §(i) above;

Investor Relations Activities has the meaning assigned by Policy 1.1 of the TSX Policies, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

Listed Shares means the number of issued and outstanding shares of the Company that have been accepted for listing on the TSX at the date of grant, but excluding dilutive securities not yet converted into Listed Shares;

Management Company Employee means a Person employed by another Person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or Person engaged primarily in Investor Relations Activities;

Officer means a duly appointed senior office of the Company;

Option means the right to purchase Common Shares granted hereunder by the Company to a Service Provider;

Option Commitment means the notice of agreement to grant an Option, as delivered by the Company hereunder to a Service Provider, substantially in the form of Schedule "A" hereto;

Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

Optionee means the recipient of an Option hereunder;

Outstanding Shares means at the relevant time, the number of outstanding Common Shares of the Company from time to time;

Participant means a Service Provider that becomes an Optionee;

Person means a company or an individual;

Plan means this Option plan as amended;

Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

Regulatory Approval means the approval of the TSX and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

Securities Act means the *Securities Act,* R.S.B.C. 1996, c. 418, as amended from time to time;

Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Service Providers;

Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism contemplating the issuance of Common Shares to a Service Provider;

Shareholder Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders' meeting;

Tier 1 and **Tier 2** have the meanings assigned to those terms by the TSX Policies;

TSX means the TSX Venture Exchange and any successor thereto; and

TSX Policies means the rules and policies of the TSX as amended from time to time.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 There is hereby established an Option plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates. Unless otherwise agreed by the holders thereof, any share options granted by the Company before the date of this Plan, are not included hereunder or affected hereby.

Maximum Plan Shares

2.2 The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan is 10% of the Issued Common Shares of the Company at the time that any Option is granted, unless this Plan is amended pursuant to the requirements of the TSX Venture Policies.

Eligibility

2.3 Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Options Granted

2.4 All options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule "A", showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5 Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment provided hereunder.

Limitations On Issue

2.6 Subject to §2.9, the following restrictions on issuances of Options are applicable under the Plan:

(a) no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Listed Shares (unless the Company is classified as a Tier 1 Issuer by the TSX and has obtained Disinterested Shareholder Approval under §2.9 (a)(iii) to do so);

(b) no Options can be granted under the Plan if the Company is designated "Inactive"(as defined in TSX Policy) by the TSX;

(c) the aggregate number of Options granted to Service Providers conducting Investor Relations Activities in any 12 month period must not exceed 2% of the Listed Shares, calculated at the time of grant, without the prior consent of TSX; and

(d) the aggregate number of options granted to any one Consultant in any 12-month period must not exceed 2% of the Listed Shares, calculated at the time of grant, without the prior consent of TSX.

Options Not Exercised

2.7 In the event that an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to the exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

Powers of the Board

2.8 The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising thereunder. Without limiting the generality of the foregoing, the Board has the power to

(a) allot Common Shares for issuance in connection with the exercise of Options;

(b) grant Options hereunder;

(c) subject to Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without written consent of all Optionees, alter or impair any Option previously granted under the Plan unless as a result of a change in TSX Policies or the Company's tier classification thereunder;

(d) may in its sole discretion amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to

Service Providers (before a particular Option is granted) subject to the other terms hereof.

Terms or Amendments Requiring Disinterested Shareholder Approval

2.9 The Company will be required to obtain prior Disinterested Shareholder Approval if it is proposed by the Board to reduce the Exercise Price of an Option previously granted to an Insider.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Discounted Market Price.

Term of Option

3.2 An Option can be exercisable for a maximum of 10 years from the Effective Date for a Tier 1 company, or five years from the Effective Date for a Tier 2 company.

Option Amendment

3.3 Subject to §2.9(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Company's shares commenced trading on the TSX, or the date of the last amendment of the Exercise Price.

3.4 An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in §3.2.

3.5 Any proposed amendment to the terms of an Option must be approved by the TSX prior to the exercise of such Option.

Vesting of Options

3.6 Subject to §3.7, vesting of Options is otherwise at the discretion of the Board, and will generally be subject to:

(a) the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time during the vesting period or;

(b) remaining a Service Provider of the Company or any of its subsidiaries or Affiliates during any vesting period.

Vesting of Options Granted for Investor Relations Activities

3.7 Subject to §3.7, Options granted to Consultants conducting Investor Relations Activities will vest:

(a) over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting; or

(b) such longer vesting period as the Board may determine.

Variation of Vesting Periods

3.8 At the time that an Option is granted which carries vesting provisions, the Board may vary such vesting provisions, subject to Regulatory Approval.

Optionee Ceasing to be Director, Employee or Service Provider

3.9 No Option may be exercised after the Service Provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b) in the case of a Tier 1 company, Options granted to any Service Provider must expire within 90 days after the date the Optionee ceases to be employed with or provide services to the Company, but only to the extent that any part of the Option has vested at the date the Optionee ceased to be so employed or to provide services to the Company;

(c) in the case of a Tier 2 company, Options granted to a Service Provider conducting Investor Relations Activities must expire within 30 days of the date the Optionee ceases to conduct such activities, but only to the extent that any part of the Option has vested at the date the Optionee ceased to conduct such activities;

(d) in the case of a Tier 2 company, Options granted to an Optionee other than one conducting Investor Relations Activities must expire within 90 days after the Optionee ceases to be employed with or provide services to the Company, but only to the extent at the date the Optionee ceased to be so employed or to provide services to the Company; and

(e) in the case of an Optionee being dismissed from employment or service for cause such Optionee's Options, whether or not vested at the date of dismissal will immediately terminate without any right by the Optionee to exercise same.

Options Not Assignable

3.10 Subject to §3.10(a), Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.11 The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in additional to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefore;

(b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c) in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase being exercised before such change;

(d) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.12(d);

(e) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section are cumulative;

(f) the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.12(f), be deliverable upon the exercise of an Option be cancelled and not be deliverable by the Company; and

(g) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.12, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon the granting of an Option hereunder, an authorized director or officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Option and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2 An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

Delivery of Certificate and Hold Periods

4.3 As soon as practicable after the receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws. Further, if the Company is listed on Tier 2 of the TSX, or the Exercise Price set out below the current market price of the Common Shares on the TSX; the certificate will also bear a legend stipulating that the Optioned Shares are subject to a concurrent four-month TSX hold period commencing the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee is voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the *Income Tax Act* (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Interpretation

5.4 The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to any required Regulatory Approval unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

SCHEDULE "A"
SHARE OPTION PLAN
OPTION COMMITMENT

Notice is hereby given that, effective this _____ day of _____________, __________ (the "Effective Date") **Winzen Properties Inc.** (the "Company ") has granted to ____________________________ (the "Service Provider"), an Option to acquire _____________Common Shares ("Optioned Shares") up to 5:00 p.m. Toronto Time on the _____________ day of ____________________, __________ (the "Expiry Date") at an Exercise Price of Cdn$____________ per share. The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated herein.

At the date of grant of the Option, the Company is classified as a Tier 2 company under TSX Policies. The Option is hereby granted with:

☐ The following vesting provisions:

or

☐ No vesting restrictions applicable.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [DIRECTOR/ OFFICER/ EMPLOYEE/ CONSULTANT/ MANAGEMENT COMPANY EMPLOYEE] (mark applicable relationship) of the Company, entitled to receive Options under TSX Policies.

WINZEN PROPERTIES INC.

____
Authorized Signatory

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF WINZEN PROPERTIES INC. (the "Company")

TO BE HELD AT 30 Algie Avenue, Etobicoke, Ontario

ON Thursday, September 25, 2003, AT 10:00 AM (*local time*)

The undersigned member ("Registered Shareholder") *of the Company* hereby appoints, Victor Zenkovich, a Director of the Company, or failing this person, Brian Zenkovich, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Withhold
1.	To elect as Director, Victor Zenkovich	______	______
2.	To elect as Director, Brian Zenkovich	______	______
3.	To elect as Director, Raymond Zenkovich	______	______
4.	To elect as Director, Daniel Scanlon	______	______
5.	To elect as Director, Robert Wong	______	______
6.	To appoint Stephens Cooper Molyneux LLP, Chartered Accountants as Auditors of the Company and authorize to directors to fix their remuneration	______	______

	Resolution	For	Against
7.	Stock Option Plan	______	______
8.	Additional Stock Option Matters	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

TO REGISTERED HOLDERS AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Instrument Policy Statement No. 54-101/Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Act and Regulations:

a) a registered shareholder may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter;

b) a non-registered shareholder may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you are interested in receiving such quarterly reports, please complete and return this form to ***Winzen Properties Inc., 30 Algie Avenue, Etobicoke, Ontario M8Z 5J8***

NAME OF ISSUER: **Winzen Properties Inc.**

NAME OF SHAREHOLDER: ______________________________
(Print Clearly Please)

ADDRESS: ______________________________

____
(Print Clearly Please)

TELEPHONE ______________________________

FAX ______________________________

E:MAIL ______________________________

SIGNATURE: ______________________________
I certify that I am a registered shareholder

SIGNATURE: ______________________________
I certify that I am a non-registered shareholder (beneficial holder)

Note: **Please return this document to *Winzen Properties Inc., 30 Algie Avenue, Etobicoke, ON, M8Z 5J8*. As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.**

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Winzen Properties Inc.** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Winzen Properties Inc.
30 Algie Avenue
Etobicoke, Ontario, M8Z 5J8
Fax: (416) 253-1102